

15028133

SECUR   SSION

Washington, D.C. 20549

RECEIVED

DEC 3 0 2015

201

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER

8- 30447

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING   **10/01/14**   AND ENDING   **09/30/15**

                                     MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MetLife Securities, Inc.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY

FIRM I.D. NO.

1095 Avenue of the Americas

(No. and Street)

New York	NY	10036
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John G. Martinez   980-949-3535

                                                (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP

(Name – *if individual, state last, first, middle name*)

201 E. Kennedy Blvd, Suite 1200	Tampa	FL	33602
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

OATH OR AFFIRMATION

I, __John G. Martinez_____, swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
__MetLife Securities, Inc._____ , as
of __September 30_____, 20 __15__ , are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

_____

_____

_____

State of North Carolina
County of Mecklenburg

__Caroline W. Hare__
Notary Public

_____
Signature

__VP & Financial and Operations Principal__
Title

My commission expires May 16, 2017.

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report. **(filed separately)**
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).



Deloitte & Touche LLP
Certified Public Accountants
Suite 1200
201 E. Kennedy Blvd.
Tampa, FL 33602-5827
USA

Tel: +1 813 273 8300
Fax: +1 813 229 7698
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder of
MetLife Securities, Inc.

We have audited the accompanying statement of financial condition of MetLife Securities, Inc. (the "Company"), a wholly-owned subsidiary of MetLife, Inc. ("MetLife"), as of September 30, 2015, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statement of financial condition presents fairly, in all material respects, the financial position of MetLife Securities, Inc. as of September 30, 2015, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 2 of the accompanying financial statements, on January 2, 2015, the Company merged with New England Securities Corporation, an affiliated registered broker-dealer, registered investment advisor, and licensed insurance agency. The surviving was MetLife Securities, Inc. The merger represents a transaction among entities under common control and has been accounted for in a manner similar to the pooling-of-interests method, which requires that the merged entities be combined at their historical cost. The Company's financial statements and related footnotes are presented as if the transaction occurred at the beginning of the 2015 fiscal year.

Portions of the accompanying financial statement have been prepared from the separate records maintained by MetLife and may not necessarily be indicative of the conditions that would have existed or the results of operations if the Company had been operated as an unaffiliated company. Portions of certain income and expenses represent allocations made from home-office items applicable to the Company as a whole.

Deloitte + Touche LLP

December 29, 2015

METLIFE SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION
SEPTEMBER 30, 2015

ASSETS

Cash and cash equivalents	$117,198,619
Cash segregated pursuant to federal regulations	23,342,283
Commissions, concessions, and fees receivable	57,842,124
Receivable from brokers and clearing organizations	467,311
Receivable from affiliates	19,940,680
Taxes receivable	8,044,187
Deferred tax asset, net	7,193,582
Other assets	1,186,103
TOTAL ASSETS	**$235,214,889**

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES:	
Commissions payable	$ 59,181,439
Due to affiliates	24,933,829
Accrued expenses and other liabilities	57,815,635
Total liabilities	141,930,903
STOCKHOLDER'S EQUITY:	
Common stock, $2,000 par value; authorized 2,000 shares; issued and outstanding 25 shares	50,000
Additional paid-in capital	124,909,102
Accumulated deficit	(31,675,116)
Total stockholder's equity	93,283,986
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$235,214,889

See notes to statement of financial condition.

METLIFE SECURITIES, INC.

NOTES TO STATEMENT OF FINANCIAL CONDITION
SEPTEMBER 30, 2015

1. **ORGANIZATION**

   MetLife Securities, Inc. (the "Company" or "MSI") is a wholly-owned subsidiary of MetLife, Inc. "MetLife" as used in these notes refers to MetLife, Inc., a Delaware Corporation, and its subsidiaries (other than the Company).

   The Company is a registered broker-dealer under the Securities Exchange Act of 1934 (the "1934 Act"), a registered investment adviser under the Investment Advisers Act of 1940, and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is also a licensed insurance agency.

   The Company primarily sells annuity and variable life products issued by affiliated and unaffiliated insurance carriers. The Company's business also includes the offering of equity and debt securities, mutual funds, as well as investment advisory and financial planning services.

   The Company executes and clears its brokerage transactions on a fully disclosed basis through Pershing LLC ("Pershing") and as agent directly with mutual fund companies, insurance companies and investment advisers. In connection with the sale of mutual funds, the Company receives fees under Rule 12b-1 of the Investment Company Act of 1940. In October 2015, the Company began executing and clearing its brokerage transactions on a fully disclosed basis with National Financial Services LLC.

2. **MERGER WITH AFFILIATED-BROKER DEALER**

   On January 2, 2015, MSI merged with New England Securities Corporation ("NES"), an affiliated registered broker-dealer, registered investment advisor, and licensed insurance agency. The surviving entity of the merger was MSI. NES subsequently withdrew its registrations as a broker-dealer and investment advisor.

   The merger represents a transaction among entities under common control and has been accounted for in a manner similar to the pooling-of-interests method, which requires that the merged entities be combined at their historical cost.

3. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**

   Basis of Presentation – The statement of financial condition has been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

   Use of Estimates – The preparation of the statement of financial condition in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the statement of financial condition.

Cash and Cash Equivalents – Cash and cash equivalents consist of cash and highly liquid investments with maturities, when purchased, of three months or less that are not held for sale in the ordinary course of business. Included in cash equivalents are $84,049,427 of money market funds. Substantially all the remaining balance is cash on deposit with a bank.

Cash Segregated Pursuant to Federal Regulations – The Company segregates cash pursuant to the requirements of Securities and Exchange Commission ("SEC") Rule 15c3-3.

Fair Value – As described below, certain assets and liabilities are measured at estimated fair value in the Company's statement of financial condition. In addition, the notes to this statement of financial condition include further disclosures of estimated fair values. The Company defines fair value as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. In most cases, the exit price and the transaction (or entry) price will be the same at initial recognition.

Subsequent to initial recognition, fair values are based on unadjusted quoted prices for identical assets or liabilities in active markets that are readily and regularly obtainable. When such quoted prices are not available, fair values are based on quoted prices in markets that are not active, quoted prices for similar but not identical assets or liabilities, or other observable inputs. If these inputs are not available, or observable inputs are not determinative, unobservable inputs and/or adjustments to observable inputs requiring management judgment are used to determine the fair value of assets and liabilities.

Fair Value of Securities Owned – Securities owned are measured and reported at fair value on a recurring basis on the Company's statement of financial condition. The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three levels. Level 1 inputs are unadjusted quoted prices available in active markets as of the reporting date. Level 2 inputs are either directly or indirectly observable as of the reporting date, where fair value is determined through the use of models or other valuation methodologies. Level 3 inputs are unobservable, include situations where there is little, if any, market activity for the investment, and require significant management judgment or estimation.

At September 30, 2015, money market funds included in cash and cash equivalents are categorized in Level 1.

Fair Value of Financial Instruments – Substantially all of the Company's financial assets and liabilities are carried at fair value or amounts that approximate fair value.

Revenue Recognition – Brokerage transactions and related commission revenue and expense are recorded on a trade date basis. Mutual fund fees are accrued based on the level of client and firm assets invested in the mutual fund. Investment advisory fee revenues are recorded on an accrual basis based upon assets under management. Marketing support fees earned are recorded over the period of the related agreement. Securities owned transactions are recorded on a trade date basis with realized and unrealized gains and losses included in other revenues in the statement of operations.

The Company recognizes first year commission revenue and related commission expense upon the satisfactory completion of the application process for the purchase of annuity and variable life products. Renewal commission revenues and related commission expenses are recognized on an accrual basis.

Income Taxes – The Company is a member of the consolidated federal income tax group established by MetLife for its wholly owned subsidiaries and participates in a tax sharing agreement with MetLife. As a result, the Company's income and deductions are included in the consolidated return and any computed federal income taxes payable or receivable are due to or from MetLife. MetLife allocates income tax expenses or benefits to members of the consolidated group based on each subsidiary's contribution to consolidated taxable income or loss using the statutory rate applicable to the consolidated group.

The Company also files tax returns with various state taxing agencies, both on a stand-alone and combined basis with various MetLife subsidiaries. As a result, the Company's state income taxes payable or receivable are due to or from various state taxing agencies or such MetLife subsidiaries.

The Company recognizes state income tax expense or benefit based on the Company's contribution to combined taxable income or loss using the statutory rate applicable to the combined group, however the Company pays state taxes on combined returns based upon the combined group's effective tax rate. When the combined return is filed, the difference between state tax expense (or benefit) using the statutory rate and the state tax paid by the Company, if any, net of the federal tax effect of the difference, is recognized as a capital contribution from the Company's parent.

The Company recognizes deferred tax assets and liabilities based upon the difference between the financial statement and tax basis of assets and liabilities using the enacted tax rates in effect for the period in which the differences are expected to reverse if future realization of the tax benefit is more likely than not. A valuation allowance is recorded for the portion, if any, that is not likely to be realized.

The Company will continue to review any conclusions reached regarding uncertain tax positions which may be subject to review and adjustment at a later date based on on-going analysis of tax laws, regulations and interpretations thereof.

4. **RELATED PARTY TRANSACTIONS**

The Company earns concessions from affiliates for sales of variable annuity and variable life products of affiliated insurance companies equal to the Company's expenses incurred related to the sales of such products. At September 30, 2015, the Company had accrued concessions receivable from affiliates of $38,475,756 and accrued overhead charges of $11,940,752 included in due to affiliates.

The Company also earns revenues from unaffiliated insurance companies for sales of insurance products other than annuities, and reimburses MetLife for the associated commissions paid to the sales force and pays MetLife an amount equal to the excess of such revenues over the Company's commission expenses related to such sales.

The Company earns 12b-1 fees related to variable annuity and variable insurance products that are serviced by MetLife. The Company pays a fee to MetLife for administrative and recordkeeping services related to such products equal to the amount of 12b-1 fees earned.

MetLife provides services and support functions, including, but not limited to, payroll, legal, compliance and other general corporate services and charges the Company its allocated portion of such costs. In addition, the Company is allocated costs related to information systems.

MetLife also provides support for the sales force and accordingly is paid an amount equal to the excess of a pre-determined percentage of certain commissionable revenues over commission expenses related to such revenues.

MetLife sponsors various benefit plans in which Company employees participate, including defined benefit, defined contribution, and health & welfare plans.

MetLife disburses compensation and other amounts on behalf of the Company, for which the Company reimburses MetLife. Due to affiliates represents amounts due to MetLife for allocated services and support functions, and amounts disbursed by MetLife on behalf of the Company.

5. REGULATORY REQUIREMENTS

The Company is subject to the SEC's Uniform Net Capital Rule ("Rule 15c3-1") under the 1934 Act which requires the maintenance of minimum net capital, as defined. The Company calculates net capital under the alternative method permitted by Rule 15c3-1, which defines the Company's minimum net capital as the greater of 2% of aggregate debit balances arising from customer transactions pursuant to Rule 15c3-3 under the 1934 Act, or $250,000. At September 30, 2015, the Company had net capital of $28,473,084 which was $28,223,084 in excess of the minimum requirement.

Proprietary accounts held at the clearing broker ("PAB Assets") are considered allowable assets in the net capital computation pursuant to an agreement between the Company and the clearing broker which requires, among other things, the clearing broker to perform a computation for PAB Assets similar to the customer reserve computation set forth in Rule 15c3-3 under the 1934 Act.

6. INCOME TAXES

The federal and state deferred tax asset primarily relates to contingency reserves. As of September 30, 2015, the Company had no state net operating loss carryforwards.

The federal and state tax returns for tax years 2007 through 2014 are still subject to examination.

7. COMMITMENTS AND CONTINGENCIES

Various litigation, claims and assessments against the Company, have arisen in the course of the Company's business. Further, regulatory authorities and other federal authorities regularly make inquiries and conduct investigations concerning the Company's compliance with applicable laws and regulations and such regulatory investigations can result in a combination of fines and the payment of remediation to customers.

The Company is a defendant in a number of litigation matters. In some of the matters, large and/or indeterminate amounts are sought. Modern pleading practice in the United States permits considerable variation in the assertion of monetary damages or other relief. Jurisdictions may permit claimants not to specify the monetary damages sought or may permit claimants to state only that the amount sought is sufficient to invoke the jurisdiction of the trial court. In addition, jurisdictions may permit plaintiffs to allege monetary damages in amounts well exceeding reasonably possible verdicts in the jurisdiction for similar matters. This variability in pleadings, together with the actual experience of the Company in litigating or resolving through settlement numerous claims over an extended period of time, demonstrates to management that the monetary relief which may be specified in a lawsuit or claim bears little relevance to its merits or disposition value.

Due to the vagaries of litigation, the outcome of a litigation matter and the amount or range of potential loss at particular points in time may normally be difficult to ascertain. Uncertainties can include how fact finders will evaluate documentary evidence and the credibility and effectiveness of witness testimony, and how trial and appellate courts will apply the law in the context of the pleadings or evidence presented, whether by motion practice, or at trial or on appeal. Disposition valuations are also subject to the uncertainty of how opposing parties and their counsel will themselves view the relevant evidence and applicable law.

The Company establishes liabilities for litigation and regulatory loss contingencies when it is probable that a loss has been incurred and the amount of the loss can be reasonably estimated. It is possible that some of the matters could require the Company to pay damages or make other expenditures or establish accruals in amounts that could not be estimated at September 30, 2015.

For some litigation and regulatory loss contingencies, the Company is able to estimate a reasonably possible range of loss. For such matters where a loss is believed to be reasonably possible, but not probable, no accrual has been made. As of September 30, 2015, the Company estimates the aggregate range of reasonably possible losses in excess of amounts accrued for such matters to be $0 to $25 million.

For other matters, the Company is not currently able to estimate the reasonably possible loss or range of loss. The Company is often unable to estimate the possible loss or range of loss until developments in such matters have provided sufficient information to support an assessment of the range of possible loss, such as quantification of a damage demand from plaintiffs, discovery from other parties and investigation of factual allegations, rulings by the court on motions or appeals, analysis by experts, and the progress of settlement negotiations. The Company reviews relevant information with respect to litigation contingencies and updates its accruals, disclosures and estimates of reasonably possible losses or ranges of loss based on such reviews.

Since June 1, 2015, dozens of plaintiffs have filed four lawsuits in California Superior Court against the Company relating to a Ponzi scheme. Plaintiffs allege that the Company failed to properly supervise a branch's registered principal when certain former registered representatives of the branch sold investments in a scheme orchestrated by Diversified Lending Group, Inc. ("DLG"), an entity not affiliated with the Company.

On September 25, 2015, FINRA served notice that it will recommend disciplinary action against the Company in connection with potential violations of FINRA rules regarding alleged misrepresentations, suitability, and supervision in connection with sales and replacements of variable annuities and certain riders on such annuities. FINRA staff has indicated they will seek a significant fine. The Company is cooperating in this investigation.

As described in Note 4, the Company earns concessions from affiliates equal to all of the Company's expenses incurred related to the sale of the affiliates' variable annuity and variable life insurance products. The Company recognizes revenues and is paid an amount equal to the expenses associated with probable and estimable losses resulting from affiliated variable product related contingencies, including, but not limited to, regulatory investigations and disciplinary actions.

It is not possible to predict the ultimate outcome of all pending investigations and legal proceedings. In some of the matters, very large and/or indeterminate amounts are sought. Although in light of these considerations it is possible that an adverse outcome in certain cases could have a material effect upon the Company's financial position, based on information currently known by the Company's management, in its opinion, the outcomes of such pending investigations and legal proceedings are not likely to have such an effect

9.   SUBSEQUENT EVENTS

The Company evaluated the recognition and disclosure of subsequent events through December 29, 2015, the date the September 30, 2015 statement of financial condition of the Company were issued.

* * * * *